SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

DXP Enterprises, Inc.

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

233377407
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

¨ Rule 13d-1(b)

¨ Rule 13d-1(c)

x Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233377407	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) David C. Vinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ¨ (b) ¨ Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a).	Name of Issuer:

The Issuer is DXP Enterprises, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 7272 Pinemont Drive, Houston, TX 77040

Item 2(a).	Name of Person Filing:

This Schedule 13G relates to David C. Vinson.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of the reporting person is 7272 Pinemont Drive, Houston, TX 77040

Item 2(c).	Citizenship:

Mr. Vinson is a United States citizen.

Item 2(d).	Title of Class of Securities:

This Schedule 13G relates to the Company’s common stock, par value $.01 per share (the “Common Stock”) and Series B Convertible Preferred Stock.

Item 2(e).	CUSIP Number:

The CUSIP Number for the Company’s Common Stock is 233377407.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	¨	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	¨	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	¨	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	¨	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	¨	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	¨	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	¨	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	¨	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	¨	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution

Item 4.	Ownership.

The following describes the ownership of Common Stock by Mr. Vinson as of December 31, 2012:

(a)	Amount beneficially owned: 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)

(b)	Percent of class: 20.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 3,042,902 (includes 840,000 shares of common stock issuable upon the conversion of 15,000 shares of Series B Preferred Stock)

(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ¨.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Vinson is trustee of Kacey Joyce Little 1988 Trust, Nicholas David Little 1988 Trust and Andrea Rae Little 1988 Trust which own 2,182,860 shares of Common Stock and 15,000 shares of Series B Preferred Stock which can be converted into 840,000 shares of Common Stock).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

/s/ David C. Vinson
Name: David C. Vinson